FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)								OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)
1. Name and Address of Reporting Person Lindner S. Craig	2. Issuer Name and Ticker or Trading Symbol AMERICAN FINANCIAL GROUP, INC. (AFG)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year February 20, 2003			X Director	10% Owner
								X Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202					5. If Amendment, Date of Original (Month/Day/Year)			Co- President

7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
    Form filed by More than One Reporting PersonForm filed by One Reporting Person
    Form filed by More than One Reporting Person

(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Common Stock							N/A	277,039	D
Common Stock								2,249,281(a)	I	#1
Common Stock								1,495,346(a)	I	#2
Common Stock								50,000	I	#3
Common Stock								11,280	I	#4
Common Stock								12,027	I	#5
Common Stock								12,027	I	#6
Common Stock								12,027	I	#7
Common Stock								96,881	I	#8
Common Stock								680,029	I	#9
Common Stock								747	I	#10
Common Stock								1,000,000	I	#11
Common Stock								400.61	I	401-K

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                              Over
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                                              SEC 1474 (9-02)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)
Employee Stock Option	$18.45	2/20/03		A		55,000		(a)	2/23/13	Common Stock	55,000		55,000	D

Explanation of Responses:

 (a)   These Employee Stock Options ("Options") become exercisable as to 20% of the shares initially granted on the first anniversary of the date of grant, with an additional 20% becoming exercisable on each subsequent anniversary. The Options were granted under the Issuer's Stock Option Plan pursuant to Rule 16b-3.

Indirect #1   By S. Craig Lindner, Trustee for the S. Craig Lindner Living Trust dated 3-30-83.
Indirect #2   S. Craig Lindner, Trustee of the S. Craig Lindner 1996-2 Qualified Annuity Trust dated 3/28/96.
Indirect #3   By Frances R. Lindner (spouse), Trustee for the Frances R. Lindner Living Trust dated 9-13-93.
Indirect #4   By Frances R. Lindner (spouse), Custodian for minor child.
Indirect #5   By Frances R. Lindner (spouse), Custodian for minor child.
Indirect #6   By Frances R. Lindner (spouse), Custodian for minor child.
Indirect #7   By Frances R. Lindner (spouse), Custodian for minor child.
Indirect #8   By Keith E. Lindner, Trustee under an Irrevocable Trust indenture with Frances R. Lindner dated 2/13/85.
Indirect #9   By Keith E. Lindner, Trustee under an Irrevocable Trust indenture with Stephen Craig Lindner dated 12/22/83.
Indirect #10   By S. Craig Lindner, Jr.
Indirect #11   SCL Investments, LLC, a limited liability company directly or indirectly wholly-owned by the Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal violations	Karl J. Grafe ________ February 24, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	** Signature of Reporting Person Date
S. Craig Lindner
Note: File three copies of this Form, one of which must be manually signed	By: Karl J. Grafe, as attorney-in-fact Page 2
If space provided is insufficient, see Instruction 6 for procedure	SEC 1474 (3/91)